Exhibit 99.7

Imperial Tobacco Group PLC to delist from the New York Stock Exchange

Imperial Tobacco Group PLC (“Imperial Tobacco”) today announces its intention to voluntarily delist its American Depositary Receipts (“ADRs”) from the New York Stock Exchange (“NYSE”) and terminate its reporting obligations under the Securities Exchange Act of 1934 (the “Exchange Act”).

Imperial Tobacco intends to file Form 25 with the Securities and Exchange Commission (“SEC”) and provide a copy thereof to the NYSE to effect the delisting in September 2008. The delisting is expected to be effective 10 days after the filing of Form 25. Immediately after this Imperial Tobacco intends to file Forms 15 and 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act.

The filings will deregister and terminate Imperial Tobacco’s reporting obligations under the Exchange Act for both its ADR programme and its $600 million Guaranteed Notes due April 1, 2009. Delisting and deregistration will not affect the terms and conditions of these notes.

Upon filing Form 15F Imperial Tobacco’s reporting obligations will be immediately suspended and the deregistration will be effective 90 days after the filing. Imperial Tobacco reserves the right to delay or withdraw the filing of Forms 25, 15 and 15F for any reason prior to their effectiveness.

Imperial Tobacco intends to maintain its ADR facility as a Level I programme to enable investors to retain their ADRs, which will be traded on the over-the-counter market in the USA. Imperial Tobacco’s ordinary shares will continue to be traded on the London Stock Exchange.

Bob Dyrbus, Group Finance Director, said: “Over the last year our average ADR trading volume has been less than five percent of the total trading volume of our shares and therefore from a cost and administrative perspective it is no longer appropriate to continue with the reporting obligations under the Exchange Act.

“The decision is consistent with our ongoing programme of business simplification and will further reduce costs and complexity without compromising the integrity of our corporate governance and internal control procedures. The USA will continue to be a key growth market for Imperial Tobacco and we remain focused on continuing to develop our USA business.”

Imperial Tobacco remains committed to its USA investors and intends to continue to undertake a full investor communications programme in North America.

Due to globalisation of the capital markets Imperial Tobacco expects to be able to fully satisfy its current and future capital requirements without having a cross-listing on NYSE and the London Stock Exchange.

Imperial Tobacco will continue to provide a high standard of corporate governance, information and disclosure in line with the current UK corporate governance code and regulatory requirements, and will use the progress it has made in achieving compliance with regulations under Section 404 of the Sarbanes-Oxley Act as part of its ongoing approach to governance, internal control and reporting.

Imperial Tobacco will continue to publish its Annual Report, Accounts and communications on its website www.imperial-tobacco.com.

Imperial Tobacco Group PLC

Imperial Tobacco Group PLC is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers, filter tubes and cigars in over 160 countries worldwide and currently has around 40,000 employees and 58 manufacturing sites.

Enquiries

Imperial Tobacco

Alex Parsons, Head of Corporate Communications

+44 (0)117 933 7241

Simon Evans, Group Press Officer

+44 (0)117 933 7375

John Nelson-Smith, Investor Relations Manager

+44 (0)117 933 7032

Nicola Tate Investor Relations Manager

Telephone: +44 (0) 117 933 7082